Dynamics Special Purpose Corp.

2875 El Camino Real

Redwood City, CA 94061

May 7, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Dynamics Special Purpose Corp.

Draft Registration Statement on Form S-1

Filed on April 2, 2021

CIK No. 0001854270

Ladies and Gentlemen:

Set forth below are the responses of Dynamics Special Purpose Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 29, 2021, with respect to the Draft Registration Statement on Form S-1 filed with the Commission on April 2, 2021, CIK No. 0001854270 (such Registration Statement, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”). We are separately furnishing to the Staff four courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in Amendment No. 1.

Form S-1 filed April 2, 2021

Principal Stockholders, page 143

1.	Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive power with respect to the shares held by Dynamics Sponsor LLC.

RESPONSE:    In response to the Staff’s comment, the Company has revised its disclosure on page 131-132 of Amendment No. 1.

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Securities and Exchange Commission

May 7, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact H. Oliver Smith of Davis Polk & Wardwell LLP at (212) 450-4000.

Very truly yours,

DYNAMICS SPECIAL PURPOSE CORP.

By:	/s/ Mostafa Ronaghi
Name:	Mostafa Ronaghi
Title:	Chief Executive Officer and Director

Enclosures

cc:	H. Oliver Smith, Davis Polk & Wardwell LLP